05036991

ƆMMISSION
49

C M 3/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED FEB 28 2005 WASH. DC

SEC FILE NUMBER
8- 65618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ADVANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Anacapa Street, #D13
(No. and Street)

Santa Barbara (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Alpine (805) 962-1599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co. LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St. #200 (Address) Santa Barbara (City) CA (State) 93101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 E THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

50 3/22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

ADVANZ SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

ADVANZ SECURITIES, INC.
INDEX
DECEMBER 31, 2004

Page

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULES:

INTERNAL CONTROL:

MacFarlane
Faletti & Co.
LLP
Certified Public Accountants

115 E. Micheltorena St.
Suite 200
Santa Barbara
California 93101
Phone (805)966-4157
Fax (805)965-2454
E-mail cpa@mfco.com
Website www.mfco.com

Reed S. Spangler
Susan M. Frazier
Jane E. Russell
Gail H. Anikouchine

James W. Fischer
William L. Jackson
Linda J. Nelson
Prajesh Acharya

Harvey K. Lynn,
Consultant

INDEPENDENT AUDITORS' REPORT

Board of Directors
ADVANZ Securities, Inc.

We have audited the statements of financial condition of ADVANZ Securities, Inc. (a California "S" Corporation) as of December 31, 2004 and 2003, and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADVANZ Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 16, 2005

ADVANZ SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 69,751	$ 79,225
Receivables (Note 2)	7,987	19,656
Prepaid expenses	16,767	-
Total Current Assets	94,505	98,881
Furniture and Equipment (net of accumulated depreciation of $2,711 and $1,027)	3,130	4,814
Other Assets		
Deposits	1,796	3,191
Deposit with clearing organization (Note 3)	100,037	25,000
Total Other Assets	101,833	28,191
Total Assets	$ 199,468	$ 131,886
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 3,472	$ 4,785
Shareholder advance (Note 4)	20,341	20,341
Total Current Liabilities	23,813	25,126
Shareholders' Equity		
Voting common stock, $1 par value; 10,000 shares authorized; 100 shares outstanding	100	100
Additional paid-in-capital	199,900	99,900
Retained (deficit)/earnings	(24,345)	6,760
Total Shareholders' Equity	175,655	106,760
Total Liabilities and Shareholders' Equity	$ 199,468	$ 131,886

See accompanying notes

ADVANZ SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue		
Ticket charges	$ 25,216	$ 66,578
Wrap fees	22,848	54,598
Other income	14,417	102
Total Revenue	62,481	121,278
Expenses		
Correspondent broker clearing charges	13,984	7,799
Professional fees	52,410	31,734
Occupancy	9,532	10,374
Office expense	1,422	1,669
Depreciation	1,684	1,027
Other selling and administrative	13,929	18,825
Total Expenses	92,961	71,428
Other Income		
Dividends	175	83
(Loss)/Income Before Provision for State Income Tax	(30,305)	49,933
Provision for state income tax (Note 4)	800	800
Net (Loss)/Income	$ (31,105)	$ 49,133

See accompanying notes

ADVANZ SECURITIES, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Earnings	Equity
Balances, December 31, 2002 (unaudited)	100	$ 100	$ 99,900	$ (42,373)	$ 57,627
Net income - 2003		-	-	49,133	49,133
Balances, December 31, 2003	100	$ 100	$ 99,900	$ 6,760	$ 106,760
Additional Paid in Capital		-	100,000	-	100,000
Net loss - 2004		-	-	(31,105)	(31,105)
Balances, December 31, 2004	100	$ 100	$ 199,900	$ (24,345)	$ 175,655

See accompanying notes

ADVANZ SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows from Operating Activities:		
Net (loss)/income	$ (31,105)	$ 49,133
Adjustment to reconcile net (loss) income to cash used by operating activities:		
Depreciation	1,684	1,027
Changes in:		
Receivables	11,669	(19,656)
Prepaid expenses	(16,767)	756
Deposits	1,395	740
Deposit with clearing organization	(75,037)	(25,000)
Accounts payable	(1,313)	(15,648)
Cash Used by Operating Activities	(109,474)	(8,648)
Cash Flows from Financing Activities:		
Shareholder advance	-	20,341
Additional paid-in-capital	100,000	-
Cash Provided by Financing Activities	100,000	20,341
Net (Decrease)/Increase in Cash	(9,474)	11,693
Cash and Cash Equivalents at Beginning of Year	79,225	67,532
Cash and Cash Equivalents at End of Year	$ 69,751	$ 79,225
Supplemental disclosure of cash flow information:		
Cash paid during the year for state income tax	$ 800	$ 801

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

ADVANZ Securities, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California originally providing mutual fund trading and investment advisory services to various investors under the name Kona Financial, Inc. On October 21, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include equity, bond and option trading and private placements of securities under the name ADVANZ Securities, Inc. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of NASD.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash in a mutual fund checking account.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected "S" Corporation status for both federal and California income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through, on a pro-rata basis to the shareholders who report the income on their individual returns. California also recognizes "S" corporations as a pass-through entity; however, the state imposes a minimum of $800 or a 1.5% tax on income at the corporate level.

NOTE 2: RECEIVABLES

The receivables are due from the client. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2004, the Company maintained a good-faith deposit of $100,037 with a broker-dealer. $98,784 of the deposit was invested in Treasury Bills maturing on June 5, 2005; the remaining $1,216 is maintained as cash.

NOTE 4: SHAREHOLDER ADVANCE

One shareholder advanced funds to the Company in the amount of $20,341. For the current year, all interest charges have been waived. The Company plans to reimburse these funds to the shareholder in 2005.

NOTE 5: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable state tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California income tax is $800 for 2004.

NOTE 6: COMMITMENTS:

Broker-Dealer Contracts

At December 31, 2004, the Company had a contract with one broker-dealer. The contract may be terminated by either party without cause upon thirty (30) days prior notice.

Office lease

The Company leases office space on a month-to-month basis. Office rent expense was $8,008 and $8,736 for 2004 and 2003, respectively.

NOTE 7: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of $5,000. At December 31, 2004, the Company had net capital as computed under Rule 15c3-1 of $144,580 which was $139,580 in excess of the amount required to be maintained at that date. At December 31, 2003, the Company had net capital as computed under Rule 15c3-1 of $77,514 which was $72,514 in excess of the amount required to be maintained at that date.

NOTE 8: COMMON CONTROL

Three (3) shareholders of the Company own 100% of another entity that operates in the same industry.

NOTE 9: CONCENTRATIONS OF RISKS

Economic Dependence

At December 31, 2004, the Company had one institutional client, used one clearing broker-dealer, and generated revenues primarily from ticket charges and wrap fees.

Credit Risk

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULES

ADVANZ SECURITIES, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004 AND 2003

	2004	2003
Net Capital:		
Total shareholders' equity	$ 175,655	$ 106,760
Deduct - Nonallowable Assets:		
Receivables	7,987	19,656
Prepaid expenses	16,767	-
Furniture and equipment	3,130	4,814
Deposits	1,796	3,191
Net capital before haircuts	145,975	79,099
Haircuts:		
2% of money market funds	1,395	1,585
Net Capital	144,580	77,514
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	5,000	5,000
Excess Net Capital	$ 139,580	$ 72,514
Aggregate indebtedness	$ 23,813	$ 25,126
Ratio: Aggregate indebtedness to net capital	0.16	0.32

Note 1: The above computation does not differ from the computation of net capital under Rule 15c3-1 filed by ADVANZ Securities, Inc. in its Form X-17A-5 with the Securities and Exchange Commission in January 2005 and 2004.

ADVANZ SECURITIES, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

ADVANZ Securities, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c-3" and "Information Relating to the Possession or Control Requirement Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MacFarlane
Faletti & Co.
LLP
Certified Public Accountants

115 E. Micheltorena St.
Suite 200
Santa Barbara
California 93101
Phone (805)966-4157
Fax (805)965-2454
E-mail cpa@mfco.com
Website www.mfco.com

Reed S. Spangler
Susan M. Frazier
Jane E. Russell
Gail H. Anikouchine

James W. Fischer
William L. Jackson
Linda J. Nelson
Prajesh Acharya

Harvey K. Lynn,
Consultant

Board of Directors
ADVANZ Securities, Inc.

In planning and performing our audit of the financial statements of ADVANZ Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 16, 2005

MACFARLANE FALETTI & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

OATH OR AFFIRMATION

I, Denise Alpine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANZ Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise Alpine
Signature

President
Title

K. Wolfe
Notary Public

K. WOLFE
Commission # 1530746
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 29, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*